EVENT:	ENERPLUS RESOURCES FUND AND FOCUS
ENERGY TRUST MERGER CONFERENCE CALL
TIME:                  11H00 E.T.
REFERENCE:       ENERPLUS RESOURCES FUND
LENGTH:              APPROXIMATELY 9 MINUTES
DATE:                  DECEMBER 4, 2007

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OPERATOR: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Enerplus Resources Fund and Focus Energy Conference Call regarding their strategic merger. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question and answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press '*0' for operator assistance at any time. I would like to remind everyone that this conference is being recorded today, Tuesday, December 4, 2007 at 11:00 a.m. Eastern Time. I will now turn the conference over to Mr. Gordon Kerr, President and Chief Executive Officer of Enerplus. Please go ahead, sir.
GORDON J. KERR (President and Chief Executive Officer, Enerplus Resources Fund): Thank you, Operator, and good morning everyone. I'm Gord Kerr, President and CEO of Enerplus Resources Fund, and I'm here with Derek Evans, President and CEO of Focus Energy Trust. On behalf of everyone at Enerplus and Focus, thank you for joining us this morning. We are hosting both a conference call and a webcast this morning. We'll be going through our presentation, which is available on our website at www.enerplus.com, clicking the link that says “Retail Broker Webcast.”

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Audio will be available via the webcast as well. We will take questions at the end of the presentation, either through the conference call operator, or via e-mail from the webcast. As well, a copy of our joint news release can be found on both our websites.
Forward-looking information. Well, before we get started, let me direct your attention to our advisory on forward-looking information, found at the end of our press release. Information on this call will contain forward-looking statements, and therefore listeners should understand the risks and limitations of that information, as outlined in the advisory.
Let me start off with the transaction overview. First of all, Enerplus Resources Fund and Focus Energy Trust have agreed to combine operations. Focus Energy unit holders will receive 0.425 of an Enerplus Trust unit, representing a premium of 3 percent, based on the closing price of Enerplus and Focus on November 30, 2007. The Board of Directors of both trusts have unanimously approved the combination. Focus directors and officers holding approximately 15 percent of Focus Trust and partnership units have agreed to vote in favour of this transaction. If the transaction is successful, David O'Brien and Clayton Woitas from Focus will be joining the Enerplus Board of Directors. Upon completion, Enerplus unit holders will own approximately 79 percent of the combined trust, and

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

Focus unit holders will own 21 percent. The combined entity will carry on as Enerplus, and continue to be listed on both the TSX and the NYSE.
Enerplus executives will continue in their current roles. We anticipate that Focus senior executives will only be staying through a transition period. We also expect a significant number of Focus staff will be offered positions in Enerplus going forward.
The transaction is subject to approval of at least 66 and two-thirds of the Focus unit holders, and holders of exchangeable partnership units who vote. An information circular is expected to be mailed to Focus unit holders in late December 2007, or early January 2008. A Focus unit holder vote is expected to be held mid- to late February.
Looking at the benefits of the combination, what we see is an expanded portfolio of resource play assets, with low decline in significant drilling potential. We also see improved operating synergies, resulting from significant overlap of properties and the high concentration of operated shallow natural gas. We also believe we'll achieve the benefits associated with increased technical acumen and organizational capabilities. We'll also have one of the strongest balance sheets in the sector, with a debt-to-cash flow ratio of 1 times. We'll also have greater financial capacity to pursue additional MNA activity, as well as large capital projects. We also expect to

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

experience some increased trading volumes and improved access to capital markets.
If we look at how we'll be strategically positioned, it's not just about getting bigger; it's also about getting better. We'll be positioned for strong operating metrics. We'll have a greater percentage of operated properties and diversity of opportunities. We'll have created a long-term sustainable business model with assets that we believe are ideally suited to a yield-oriented investment vehicle.
We will continue to operate under the trust structure for the next three years, barring any other changes that may come, and we expect to remain a distributing entity even after 2010. We believe our assets, skills, investor expectations, and demographics support this model.
Looking at the combined corporate profile, we'll have a market capitalization of about $6.6 billion. We'll have a combined debt of about $1 billion, pointing to an enterprise value of about $7.6 billion. There will be just over 163 million units outstanding, and we expect to maintain our monthly distribution rate at $0.42 per unit, based on current pricing. Our simple payout ratio is expected to be in the order of 73 percent, and our adjusted payout ratio will be somewhere in the order of 126 percent, given the spending opportunities that we have in front of us. As I mentioned

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

already, our debt-to-cash flow ratio will be in the order of 1 times.
Looking at the combined operations profile, we'll have an entity that's producing over 100,000 BOE a day of production. It will be split somewhere in the order of 39 percent oil and NGLs and 61 percent natural gas. For 2008, our combined capital spending will be in the order of $600 million. I won't go through the details of the split here, but you can see that there will be spending on both our conventional assets as well as our opportunities in the oil sands. On a combined basis, and here we were able to reflect Enerplus December 31, 2006 reserves combined with the November 1 valuation of Focus reserves, for a combined total in the order of 528 million BOE of reserves. Again, we'll have one of the longest reserve life indices in our sector at 14.3 years, and an approved RLI of 9.9 years, and over 1 million acres of undeveloped land.
Let's just look at the overlap on the resource play, just quickly. This map on page 8 of our presentation shows the overlay of the Tommy Lakes property, which is up in northeastern B.C., and then the Shackleton property. Both these properties are what Focus brings to the equation. You can see that there's a significant overlay with respect to where our existing interests lie. We see an expansion of our capabilities, not only in our shallow gas development, but also bringing us into the deeper gas play at Tommy Lakes.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

I believe that what this all presents for us is a very exciting future. We'll have a balanced portfolio of crude oil and natural gas properties, with diversification across a variety of resource plays. We'll be building off a 22-year track record of managing a yield-oriented oil and gas business. We'll have significant conventional development opportunities that will help maintain production in the years ahead. We'll have significant exposure to unconventional resource plays with 60,000 barrels of potential production coming from oil sands over the next 10 years, and, again, on a conservative balance sheet to support the capabilities to finance those types of plays.
With that, I'm going to open the session up to questions.
OPERATOR: Ladies and gentlemen, we will now conduct the question and answer session. If you have a question, please the '*', followed by the '1' on your touch-tone phone. There are no questions on the phone line at this time.
WEBSITE MODERATOR: There are no questions on the webcast, either, at this time.
GORDON J. KERR: Must be early in the morning. Well, I guess if we have no questions, we can conclude the call. Please feel free to contact us if you do have any questions after this webcast. Thank you, Operator.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. Please disconnect your lines.

"Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein."

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »